EXHIBIT 4.10

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

COUNTY DEPARTMENT, CHANCERY DIVISION

TIMOTHY FELDHEIM, RICK OLSWANGER,	)
DAVE BARTELSTEIN, JOHN ZAWASKI and	)
VIRGINIA McGATHEY, on behalf of themselves	)
and all others similarly situated,	)
)
Plaintiffs-Respondents,	)	No. 00 CH 11791
)
v.	)
)
FRANK L. SIMS, MICHAEL B. ALEXANDER,	)
JERRY R. STEINBORN and TRUIT E.	)
TROGDON, on behalf of themselves and all	)	Honorable Patrick McGann,
others similarly situated,	)	Judge Presiding.
)
Defendants-Petitioners.	)
)
)
BOARD OF TRADE OF THE CITY OF	)
CHICAGO, INC., a Delaware nonstock	)
corporation; CHARLES P. CAREY,	)
ROBERT F. CORVINO, JOHN E. CALLAHAN,	)
MARK E. CERMAK, JACKIE CLEGG,	)
BERNARD W. DAN, HOWARD R. FELLER,	)
JAMES P. McMILLIN, NICKOLAS J.	)
NEUBAUER, C.C. ODOM, II, M.B. OGLESBY,	)
JR., GARY V. SAGUI, FRANK S. SERRINO,	)
JAMES R. THOMPSON, MICHAEL D. WALTER,	)
WALT K. WEISSMAN, and RONALD F.	)
YOUNG, in their capacities as directors of the	)
Board of Trade of the City of Chicago, Inc.,	)
)
Intervenors.	)

SETTLEMENT AGREEMENT

This Settlement Agreement (“Settlement Agreement” or “Agreement”) is entered into as of February 6, 2004, by and between:

A.	The Plaintiff Class Representatives (on behalf of the Plaintiff Class) in Feldheim, et al. v. Sims, et al., Circuit Court of Cook County Case No. 00 CH 11791 (“the Minority Member Lawsuit”); and

B.	The Board of Trade of the City of Chicago, Inc., including its parents, subsidiaries, predecessors, successors, assigns and any other corporate entity that is created by the CBOT to effectuate any Restructuring (“CBOT”).

RECITALS

WHEREAS, the CBOT is one of the oldest and largest futures and options exchanges in the world. It is, and since its organization in 1848 has been, one of the most important economic institutions in Illinois and in the United States;

WHEREAS, at present, the CBOT is a Delaware nonstock corporation that serves individuals and member firms. Members of the CBOT elect a Board of Directors to carry on the business of the corporation. The CBOT’s Board presently consists of a chairman and 16 other directors and there is one vacant director position;

WHEREAS, in January 2000, the CBOT, in a historic decision, voted to approve a strategy to restructure the CBOT from an Illinois special charter corporation into one or more for-profit stock corporations. The CBOT then appointed an Independent Allocation Committee to make a recommendation on an allocation of the CBOT’s Equity Ownership Interests among the CBOT’s various members and membership interest holders. The Equity Ownership Interests allocation recommended by the Independent Allocation Committee and approved by the CBOT provided for an allocation of Equity Ownership Interests among the CBOT’s members and membership interest holders in the following ratio:

5.0	Full Members (“FMs” or “Full Members”);

1.0	Associate Members (“AMs”);

0.50	Government Interest Market Membership Interests (“GIMs”);

0.07	Commodity Option Market Membership Interests (“COMs”);

0.06	Index, Debt and Energy Membership Interests (“IDEMs”).

WHEREAS, in August 2000, a class action lawsuit was commenced against the Defendant Class of all FMs by the Plaintiff Class Representatives on behalf of a Plaintiff Class of AMs, GIMs, COMs and IDEMs. The Plaintiff Class sought declaratory and injunctive relief, challenging the proposed allocation of shares in the restructured CBOT and seeking, among other relief, a judicial hearing on the fairness of the proposed allocation;

WHEREAS, by order dated March 7, 2002, as amended by order of April 10, 2002, the Court certified a Defendant Class consisting of all FMs of the CBOT and a Plaintiff Class consisting of AMs, GIMs, COMs and the IDEMs of the CBOT.

WHEREAS, on August 8, 2002, the Court granted summary judgment in favor of the Defendant Class. The Plaintiff Class’ motion for reconsideration was denied on December 16, 2002;

WHEREAS, the Plaintiff Class appealed and, on July 16, 2003, the Illinois Appellate Court, First District, reversed and remanded the cause to the Court for a fairness hearing. A petition for rehearing and petition for certificate of importance were filed by the Defendant Class on August 7, 2003. The petitions were denied on December 17, 2003. On January 21, 2004, the Defendant Class filed a petition for leave to appeal to the Supreme Court of Illinois;

WHEREAS, Plaintiff Class Counsel state that they have conducted a thorough investigation and have taken extensive discovery into the facts and circumstances underlying the issues related to the allegations of the Third Amended Complaint; that they have reviewed and analyzed thousands of documents produced by the Defendant Class, the CBOT and third parties; that they have conducted extensive oral discovery in the pending cause; that they have consulted with forensic economists and that they have thoroughly researched the applicable law with respect to the claims of the Plaintiff Class and the potential defenses thereto;

WHEREAS, Plaintiff Class Counsel and CBOT Counsel (including counsel for the Chairman of the CBOT) engaged in substantial arm’s-length negotiations over more than a four-month period in an effort to resolve this controversy, including conducting numerous meetings and telephone conferences where the terms of any agreement were extensively debated and negotiated;

WHEREAS, the CBOT denies that it is liable for any reason to the Plaintiff Class and states that it has agreed to the compromise and settlement of this action subject to the terms and conditions set forth herein because the CBOT believes that the compromise is fair and in the best interests of the CBOT and of all of its members and membership interest holders and to avoid the expense, inconvenience, risks, burden and distraction that would be involved in continuing this litigation and specifically to avoid further delay to the CBOT’s pursuit of proposed restructuring, a restructuring that the CBOT believes the overwhelming majority of its members and membership interest holders favor;

WHEREAS, on January 21, 2004, the Plaintiff Class and the CBOT executed a Memorandum of Understanding in which both parties agreed, among other things, to an allocation of CBOT Equity Ownership Interests among the CBOT members and membership interest holders to be distributed in a Restructuring occurring within the time frame described herein; and

WHEREAS, the Plaintiff Class and the CBOT and their respective counsel believe that the terms and conditions of this Settlement Agreement are fair, reasonable, adequate and acknowledge that this Settlement Agreement is the result of arm’s-length negotiations between the parties;

NOW, THEREFORE, in consideration of the promises and agreements, covenants, representations and warranties set forth herein, intending to be legally bound, the Plaintiff Class and the CBOT, each acting through their respective counsel, hereby enter into this Settlement Agreement which provides for the settlement of the Minority Member Lawsuit on the terms and conditions set forth in this Settlement Agreement, subject to approval by the Court pursuant to Section 2-806 of the Illinois Code of Civil Procedure.

DEFINITIONS

The following definitions shall apply throughout this Settlement Agreement:

1. “CBOT Counsel” means the law firms of Kevin M. Forde, Ltd. and the Law Offices of Peter B. Carey.

2. “Court” means the Circuit Court of Cook County, Illinois, County Department, Chancery Division.

3. “Defendant Class” means the class of defendants certified by the Court in its order of March 7, 2002, as amended by its order of April 10, 2002.

4. “Fairness Hearing” means the hearing scheduled by the Court pursuant to Section 12 to consider final approval of this Settlement Agreement and entry of a Final Judgment Order.

5. “Final Judgment Order” means a final non-appealable order, which is substantially in the form attached as Exhibit A hereto, or in such other form as a court may determine, (a) approving the settlement and permitting the consummation of this Settlement Agreement in accordance with all of its terms and provisions; (b) dismissing the Minority Member Lawsuit with prejudice; and (c) retaining jurisdiction to construe and enforce this Settlement Agreement. A Final Judgment Order shall be deemed to have come into effect when it becomes non-appealable and, if appealed, when the mandate is issued.

6. “Plaintiff Class” means the class of plaintiffs certified by the Court in its order of March 7, 2002, as amended by its order of April 10, 2002.

7. “Plaintiff Class Counsel” means the law firms of Robinson Curley & Clayton, P.C. and Sachnoff & Weaver, Ltd.

SETTLEMENT TERMS

1.	Intervention By CBOT, Voluntary Dismissal By Plaintiff Class, Class Notice And Settlement Approval.

Simultaneous with the execution of this Settlement Agreement, the Plaintiff Class Representatives will file a Motion for Voluntary Dismissal of the Minority Member Lawsuit, with prejudice. Such Motion for Voluntary Dismissal shall be contingent on a Final Judgment Ordercoming into effect.

Simultaneous with the execution of this Settlement Agreement, the CBOT will file a motion in the Minority Member Lawsuit for leave to intervene in the case to become a party to the lawsuit for purposes of settlement and for purposes of any other proceedings or events necessary or incident to implementation of this Settlement Agreement.

Simultaneous with the execution of this Settlement Agreement, the Plaintiff Class Representatives and the CBOT will file a Joint Motion to Stay and Remand requesting that the Illinois Supreme Court should stay the appellate proceedings and remand the cause to the Court to give preliminary and final approval to this Settlement Agreement, and to consider the Plaintiffs’ Motion For Voluntary Dismissal.

Immediately upon notice of the remand order from the Illinois Supreme Court, the Plaintiff Class Representatives and the CBOT will file a Joint Motion in the Court requesting that the Court set a hearing date for preliminary settlement approval. Upon preliminary approval by the Court, the parties shall immediately move to schedule a hearing for final Court approval of this Settlement Agreement and shall send appropriate Notice of such a hearing to all persons to whom the Court directs such Notice should be sent. The CBOT will bear the entire cost of mailing such Notice. Upon a Final Judgment Ordercoming into effect, the parties shall jointly advise the appellate court in which the case was pending of the Court approval and jointly request that the pending appeal (if any) be dismissed as moot. The CBOT will pay for costs, if any, ordered by a court to be paid to effectuate the dismissal of the Minority Member Lawsuit pursuant to 735 ILCS 5/2-1009(a) or 2-806.

In the event of any appeal from the Court’s decision approving the Voluntary Dismissal of the Minority Member Lawsuit together with this Settlement Agreement, the CBOT will request that the Court require the posting of a bond sufficient to compensate the CBOT for all injuries resulting from the delay of its proposed Restructuring and all other damages that the CBOT may incur as a result of the delay occasioned by any such appeal.

Notwithstanding any other provisions or statements made in this Settlement Agreement, in the attachments to this Settlement Agreement, or in any other papers now or hereafter filed by either or both of the parties to this Settlement Agreement, the parties reserve their rights to make any argument to any court regarding the standard or standards to be employed by the court in connection with approval of this Settlement Agreement.

2. Effect of Non-Approval or Modification of Settlement Agreement.

In the event that (i) the Illinois Supreme Court denies the Joint Motion to Stay and Remand referenced above and grants the pending Petition for Leave to Appeal, or (ii) if a Final Judgment Order does not come into effect, then this Settlement Agreement shall be null and void, and the parties shall be returned to their original positions as of the date of the Settlement Agreement, including the reinstatement of pending appeals (if any); provided, however, that if a court refuses to enter a Final Judgment Order in the absence of a modification of this Settlement Agreement, then the party who is disadvantaged or injured by such proposed modification shall have the option to waive the provisions of this Section 2 and accept such modification, thus keeping this Settlement Agreement and the remainder of its terms, together with such modification, in force. To effectuate the parties’ intention that the parties shall be returned to their original positions as of the date of the Settlement Agreement in the event this Settlement Agreement shall become null and void, the CBOT agrees that it will not, solely as a result of its having intervened or attempted to intervene in the Minority Member Lawsuit and its subsequently having been dismissed from that lawsuit due to this Settlement Agreement becoming null and void, raise the single refiling rule or any other procedural defense to prevent the Plaintiff Class from filing future claims or lawsuits against the CBOT that relate to the subject matter of the Minority Member Lawsuit, provided, however, that in such circumstances, the CBOT will retain every defense to any subsequent Minority Member lawsuit that it had on the day before entry into the Settlement Agreement and the Minority Members likewise will retain all rights that they had on the day before entry into the Settlement Agreement. If this Settlement Agreement becomes null and void for the reasons stated in this Section 2, then the Preliminary Approval and Scheduling Order referenced below shall be vacated and this Settlement Agreement, the Preliminary Approval and Scheduling Order and all documents in any way relating to any of the foregoing shall not be relied upon or referred to in connection with the further prosecution or defense of the Minority Member Lawsuit.

3. Allocation of CBOT Equity Ownership Interests Upon Restructuring.

For purposes of this Settlement Agreement, the term “Equity Ownership Interests” shall mean all common, preferred and other equity interests of any kind or nature.

Any proposal approved by the Board of Directors of the CBOT, which contemplates (a) a restructuring, recapitalization, consolidation, merger or sale of all or substantially all of the assets of the CBOT, or a sale, transfer or distribution by the CBOT of Equity Ownership Interests in the CBOT and (b) an allocation by the CBOT of Equity Ownership Interests in the CBOT among the classes of CBOT members and membership interest holders (a “Restructuring”), will include a proposed allocation of Equity Ownership Interests in the CBOT among the classes of CBOT members and membership interest holders that results, at the time of completion of such Restructuring, in beneficial ownership of such Equity Ownership Interests in the CBOT on a fully diluted basis (which shall be deemed to include indirect ownership resulting from the ownership of other interests issued by the CBOT that are exercisable or convertible into Equity Ownership Interests in the CBOT) only in the following percentages and ratios (the “Settlement Allocation”):

FMs – 77.65%;

AMs/GIMs/COMs and IDEMs (in the aggregate) – 22.35%1

with the Minority Members’ 22.35% to be divided among each then outstanding individual Minority Member based on the following “Minority Allocation Ratio:”

AM GIM COM IDEM	- 1.00 - 0.50 - 0.25 - 0.11

For purposes of illustration, this Minority Allocation Ratio would equate, on classwide basis, to the following class percentages assuming the following

[1]	The AMs/GIMs/COMs and IDEMs are hereinafter referred to as “the Minority” or “the Minority Members.”

number of Minority Members per class as of the date of completion of Restructuring (without giving effect to any compensation award to the Plaintiff Class Representatives):

AMs	801	16.31550407%
GIMs	130	1.323979731%
COMs	643	3.27430372%
IDEMs	641	1.436212475%

These Minority Member classwide allocation percentages are calculated as follows:

(a) the Minority Allocation Ratio (e.g., in the case of an AM, 1.00) for the applicable Minority Member class multiplied by the number of Minority Members in the applicable class as of the time Restructuring is completed, divided by

(b) the sum of the results of applying the formula in clause (a) above to all four classes of Minority Members, multiplied by

(c) 0.2235.2

Thus, if, at the time of completion of a Restructuring, the number of AMs and GIMs has changed due to conversion of GIM Membership Interests into Associate Memberships, then the aggregate Equity Ownership Interests in the CBOT allocated to the AMs and GIMs as classes will change, but each individual Minority Member in each class (i.e., AM/GIM/COM/IDEM) will still receive Equity Ownership Interests in the CBOT pursuant to the same 1.00 to 0.50 to 0.25 to 0.11 ratio, respectively. Under no circumstances, at the time of completion of a Restructuring, will the FM as a class receive greater or less than 77.65% of the CBOT’s Equity Ownership Interests.

For further illustration, applying the percentages set forth above to a hypothetical Restructuring such as the restructuring proposal described in that certain Registration Statement on Form S-4 (File No. 333-72184) filed with the Securities and Exchange Commission by the CBOT Holdings, Inc. (as amended), which involves the issuance of 39,802,350 shares of common stock to the CBOT members and membership interest holders, would result in a distribution of

[2]	Note, however, that this figure (c), and the actual distribution of Equity Ownership Interests to the Minority Members, is subject to pro rata adjustment (based upon the Minority Allocation Ratio) in the event the Court enters an order providing any compensation award to the Plaintiff Class Representatives as contemplated by and referenced in Section 6 herein. Thus, assuming the Court awards the Plaintiff Class Representatives compensation consisting of 0.10% of the Equity Ownership Interests in the CBOT allocable to the CBOT members and membership interest holders in a Restructuring, the number in (c) above and the Settlement Allocation to the Minority Members in the aggregate would be reduced to 0.2225 and 22.25%, respectively.

common stock among classes of CBOT members and membership interest holders in accordance with the following (without giving effect to any compensation award to the Plaintiff Class Representatives):

Class of Membership/ Membership Interest	Number of Hypothetical Shares
Full Memberships	30,906,525
Minority Memberships/Interests
Associate Memberships	6,493,954
GIM Membership Interests	526,975
COM Membership Interests	1,303,250
IDEM Membership Interests	571,646
Total	39,802,350

4. Minority Member “Bill of Rights”.

Upon entry by the Circuit Court of Cook County of an order, which is substantially in the form attached as Exhibit A hereto, or in such other form as the Court may determine, (a) approving the settlement and permitting the consummation of this Settlement Agreement in accordance with all of its terms and provisions; (b) dismissing the Minority Member Lawsuit with prejudice; and (c) retaining jurisdiction to construe and enforce this Settlement Agreement, the CBOT agrees that AMs, GIMs, COMS and IDEMs, or their successors, shall have the following rights which may be amended only under the circumstances as described in Section 4(b) below.

a.	Rights of the AMs, GIMs, COMs and IDEMs.

1. The CBOT will not adopt any amendment to its certificate of incorporation, bylaws or rules and regulations, which has an adverse effect on the currently existing contract trading rights of each of the classes of Minority Members. The contracts for which existing trading rights are afforded to each class of membership or membership interest holder are listed or described in the CBOT Rules and Regulations in effect as of February 2, 2004, including appendices or exhibits thereto. Notwithstanding the foregoing, for purposes of clarity, the CBOT may allow persons to possess temporary trading rights for a limited period of time in any existing or subsequently developed contracts and may issue new classes of membership with which are associated trading rights and privileges related to subsequently developed contracts in each case, in accordance with the certificate of incorporation, bylaws and rules and regulations of the CBOT. The provisions of this paragraph shall not be construed to create trading rights in any class of membership as to any subsequently developed contracts.

2. The CBOT will charge to each FM, AM, GIM, COM and IDEM class of membership and membership interest the same transaction fee, surcharge or any other fee for transactions executed on the exchange in any given contract that they are entitled to trade as a member or membership interest holder. To the extent a transaction fee cap is instituted for any contract or group of contracts, such transaction fee cap shall be the same for each of the FM, AM, GIM, COM and IDEM classes of membership and membership interest with respect to such contract or group of contracts. Notwithstanding the foregoing, for purposes of clarity, nothing shall prohibit the CBOT from continuing the CBOT’s practice of charging transaction fees for transactions in contracts executed on the exchange by various categories of member firms, by lessees of memberships and by non-member customers which are different from the transaction fees otherwise charged to members of the exchange for transactions executed in the same contracts on the exchange.

3. The CBOT will cause any membership or membership interest dues, assessments, or other charges of the same character that are assessed against memberships and membership interests to be assessed to the classes of memberships and membership interests in accordance with, or in a ratio that is at least as favorable to the Minority Members as, the Settlement Allocation and the Minority Allocation Ratio.

b. Modifications to the Minority Member Bill of Rights. The rights described in Section 4 (a) above may be amended by the affirmative vote of a majority of votes cast by the members or membership interest holders of each of the affected class(es) of memberships and membership interest. In addition, the rights described in Section 4(a) above will by their terms cease to be effective upon a change of control of the CBOT. A “change of control of the CBOT” for purposes of this Section 4(b) is defined as the occurrence of any of the following: (i) the sale, transfer, conveyance or other disposition to any person or group that is not the CBOT or an affiliate thereof of all or substantially all of the assets of the CBOT; (ii) the adoption of a plan of liquidation or dissolution of the CBOT; or (iii) the consummation of any transaction (including, without limitation, a merger or consolidation) that results in any person or group that is not the CBOT or an affiliate thereof or entities controlled by a majority of CBOT members or membership interest holders or affiliates thereof becoming the direct or indirect beneficial owners of 35% or more of the voting power of the CBOT. Solely for purposes of subclause (iii) above, all references therein to the “CBOT” shall not be deemed to include successors resulting from the transaction giving rise to the possible change of control.

c. If a Final Judgment Order does not come into effect, then this Section 4 shall be null and void and the CBOT shall have no obligations hereunder from that point forward.

5.	CBOT’s Payment Of Plaintiff Class Counsel’s Attorneys Fees And Interest Thereon.

Upon a Final Judgment Order coming into effect, the CBOT shall pay to Plaintiff Class Counsel (A) an amount equal to Three Million, Five Hundred Thousand Dollars ($3,500,000) in attorneys’ fees and expenses (the “Initial Payment”) and (B) interest thereon at the Interest Rate (defined below), from February 5, 2004 through and including the date the Final Judgment Order comes into effect (the “Interest on the Initial Payment”) in accordance with the manner prescribed herein. If the Final Judgment Order does not come into effect, then the CBOT shall have no liability under this Section for the Initial Payment or the Interest on the Initial Payment.

In addition to the Initial Payment, upon (1) the Final Judgment Order coming into effect, and (2) an affirmative vote by the CBOT’s members in favor of any Restructuring occurring prior to the Sunset Date (together,the “Further Payment Conditions”), the CBOT shall pay to Plaintiff Class Counsel (A) an amount equal to Four Million Dollars ($4,000,000) in attorneys’ fees and expenses (the “Further Payment”) and (B) interest thereon at the Interest Rate from the date the Final Judgment Order comes into effect through and including the date the Further Payment Conditions have occurred (the “Interest on the Further Payment”) in accordance with the manner prescribed herein. If such Further Payment Conditions do not occur, then the CBOT shall have no liability under this Section for the Further Payment or the Interest on the Further Payment.

As used herein, “Interest Rate” shall mean an amount per annum, equal to the Prime Rate (defined below) minus one percent (1%), calculated on the basis of a 365 day year, actual number of days elapsed. As used herein, “Prime Rate” shall mean the rate of interest quoted as the prime rate in the Money Rates Section of The Wall Street Journal, on February 5, 2004, as adjusted on each Adjustment Date thereafter. The Interest Rate shall be adjusted based on the Prime Rate on each August 5 and February 5 thereafter (each an “Adjustment Date”) until the Initial L/C Termination Event or Further L/C Termination Event (defined below), as applicable. The parties hereby acknowledge that the Interest Rate in effect for the period beginning February 5, 2004 and ending August 4, 2004 is 3% per annum.

To secure payment in full of the Initial Payment, within five (5) business days after the date of this Settlement Agreement, the CBOT shall deliver to Sachnoff & Weaver, as agent for itself and Robinson Curley & Clayton P.C., as Plaintiff Class Counsel (the “Agent for Plaintiff Class Counsel”) and shall, at all times thereafter until the Initial L/C Termination Event, maintain in full force and effect a letter of credit (said letter of credit, together with all modifications thereof, the “Initial Letter of Credit”) in a face amount equal to $3,500,000, naming Agent for Plaintiff Class Counsel as beneficiary thereof and issued by LaSalle Bank National Association, or another United States bank chosen by the CBOT with an office in Chicago and with comparable or better credit (an “Issuing Bank”), in form and substance satisfying the requirements of this Section 5 for the Initial Letter of Credit as well as containing the Issuing Bank’s usual and customary letter of credit terms.

The Agent for Plaintiff Class Counsel shall have the right to draw upon the Initial Letter of Credit only in the following circumstances and in the following manner: (1) the Final Judgment Order has come into effect, (2) Agent for Plaintiff Class Counsel has given CBOT notice by messenger or facsimile at least three (3) business days prior to the draw, of its intention to draw accompanied by copies of the documents to be presented to effect the Initial Payment draw, and (3) the Agent for Plaintiff Class Counsel presents at the Issuing Bank’s office in

Chicago the following documents to the Issuing Bank together with the original Initial Letter of Credit: (a) demand for payment in the amount of the draw, (b) a true and correct copy of the Final Judgment Order, and (c) a Certificate signed by the Agent for Plaintiff Class Counsel certifying that: (i) all conditions entitling the Agent for Plaintiff Class Counsel to draw on the Initial Letter of Credit under this Agreement have been satisfied and the amount drawn is the amount to which Plaintiff Class Counsel is entitled for the Initial Payment pursuant to the terms of this Agreement, and (ii) written notice of the draw was delivered to CBOT Counsel in accordance with the requirements of this Agreement. The draw by Agent for Plaintiff Class Counsel upon the Initial Letter of Credit shall not relieve the CBOT of its liability for payment in full of the Initial Payment, except to the extent of funds transmitted to the account of the Agent for Plaintiff Class Counsel specified in the Letter of Credit or draw request upon a draw upon the Initial Letter of Credit.

Interest on the Initial Payment shall be paid separately to the account of the Agent for Plaintiff Class Counsel by the CBOT upon three (3) business days notice by messenger or facsimile to CBOT Counsel by the Agent for Plaintiff Class Counsel after the Final Judgment Order has come into effect.

To secure payment in full of the Further Payment, the CBOT shall, within five (5) business days following the Final Judgment Order having come into effect, deliver to Plaintiff Class Counsel and shall at all times thereafter until the Further L/C Termination Event (defined below) maintain in full force and effect, a letter of credit (said letter of credit, together with all modifications thereof, the “Further Letter of Credit”) in a face amount equal to $4,000,000, naming the Agent for Plaintiff Class Counsel as beneficiary and issued by an Issuing Bank, in form and substance satisfying the requirements of this Section 5 for the Further Letter of Credit as well as containing the Issuing Bank’s usual and customary letter of credit terms.

Agent for Plaintiff Class Counsel shall have the right to draw upon the Further Letter of Credit only in the following circumstances and in the following manner: (1) the Further Payment Conditions have occurred, (2) Agent for Plaintiff Class Counsel has given CBOT Counsel notice by messenger or facsimile at least three (3) business days prior to the draw, of its intention to draw accompanied by copies of the documents to be presented to effect the draw, and (3) the Agent for Plaintiff Class Counsel presents at the Issuing Bank’s office in Chicago the following documents to the Issuing Bank together with the original Further Letter of Credit: (a) demand for payment in the amount of the Further Payment, and (b) a Certificate signed by the Agent for Plaintiff Class Counsel certifying that: (i) all conditions, including the Further Payment Conditions, entitling the Agent for Plaintiff Class Counsel to draw on the Further Letter of Credit under this Agreement have been satisfied and the amount drawn is the amount to which Plaintiff Class Counsel is entitled for the Further Payment pursuant to the terms of this Agreement, and, (ii) that written notice of the draw was delivered to the CBOT Counsel in accordance with the requirements of this Agreement. The draw by Agent for Plaintiff Class Counsel upon the Further Letter of Credit shall not relieve the CBOT of its liability for payment in full of the Further Payment, except to the extent of funds transmitted to the account of the Agent for Plaintiff Class Counsel specified in the Letter of Credit or draw request upon a draw upon the Further Letter of Credit.

Interest on the Further Payment shall be paid separately to the account of the Agent for Plaintiff Class Counsel by the CBOT upon three (3) business days notice to CBOT Counsel by messenger or facsimile by the Agent for Plaintiff Class Counsel after occurrence of the Further Payment Conditions.

The Initial Letter of Credit and the Further Letter of Credit (each a “Letter of Credit”) shall expressly provide that the Letter of Credit shall be subject to the provisions of the International Standby Practices 1998 (ISP) promulgated jointly by the Institute for International Banking Law and Practice and the International Chamber of Commerce effective January 1, 1999 (found in ICC Publication No. 590) or similar rule with the force of law governing the issuance and payment of letters of credit.

Each Letter of Credit shall have an initial term of one (1) year and shall contain an “evergreen provision” requiring that it be automatically renewed for additional one (1) year periods unless the Issuing Bank shall have delivered to Agent for Plaintiff Class Counsel a notice sent by Overnight or Messenger Courier Service (which, in each case, requires a signed acknowledgement of receipt) or Certified Mail at least thirty (30) days prior to the then current expiration date, that the Issuing Bank does not intend to renew the Letter of Credit. The CBOT shall use its best efforts to ensure that each Letter of Credit shall provide that upon written request by beneficiary, Issuing Bank shall acknowledge extension of the expiration date of the applicable Letter of Credit. Each Letter of Credit shall provide that if the Issuing Bank elects not to extend the term of such Letter of Credit, then the Agent for Plaintiff Class Counsel shall have the right to draw upon it for the full amount thereof (an “Expiration Draw”) upon presentation of a demand for payment signed by it certifying that (1) Agent for Plaintiff Class Counsel has received from the Issuing Bank notice that it will not renew the applicable Letter of Credit, and (2) the proceeds of the Expiration Draw shall be escrowed as provided in this Agreement to be paid out only upon satisfaction of the conditions set forth in this Agreement for such payout.

The proceeds of an Expiration Draw shall be held by Plaintiff Class Counsel in a joint order escrow account at a major bank or trust company in Chicago, Illinois (the “Escrow Account”) as cash collateral to secure the CBOT’s obligation to pay the Initial Payment or the Further Payment, as the case may be, or both in case there is an Expiration Draw on each Letter of Credit. The escrow agent for the Escrow Account shall invest the Expiration Draw proceeds in a money market account, 30-day treasury bills or similar investments as approved by the CBOT and the Agent for Plaintiff Class Counsel. The escrowed funds shall (a) be used to pay the Initial Payment or Further Payment, as applicable, upon the occurrence of the Final Judgment Order coming into effect (in the case of the Initial Payment) or the Further Payment Conditions (in the case of the Further Payment) or (b) returned to the CBOT upon the occurrence of an Initial L/C Termination Event or Further L/C Termination Event, as applicable. Upon payment in full of the Initial Payment and Interest on the Initial Payment and/or the Further Payment and Interest on the Further Payment, as applicable, and upon payment by the CBOT of the costs of establishing and maintaining the escrow account, the CBOT shall be entitled to all interest, earnings and increase on the escrowed funds. The CBOT shall pay state and Federal income taxes on all income earned on such cash collateral account.

As used herein “Initial L/C Termination Event” shall mean the earliest to occur of: (i) the Illinois Supreme Court denies the Joint Motion to Stay and Remand referenced above and grants the pending Petition for Leave to Appeal, (ii) after the conclusion of all appeals, a Final Judgment Order does not take effect or (iii) payment in full of the Initial Payment. Upon the occurrence of any Initial L/C Termination Event, unless the Initial Letter of Credit has been previously presented for payment to and retained by the Issuing Bank, Agent for Plaintiff Class Counsel shall deliver the original Initial Letter of Credit to the CBOT for cancellation undrawn together with any documents or certificates required by the Issuing Bank to cancel the Initial Letter of Credit.

As used herein “Further L/C Termination Event’ shall mean the earliest to occur of: (i) the Sunset Date, if there is no affirmative vote by the CBOT’s members in favor of any Restructuring taken prior thereto or (ii) payment in full of the Further Payment. Upon the occurrence of any Further L/C Termination Event, unless the Initial Letter of Credit has been previously presented for payment to and retained by the Issuing Bank, Agent for Plaintiff Class Counsel shall deliver the original Further Letter of Credit for cancellation undrawn together with any documents or certificates required by the Issuing Bank to cancel the Further Letter of Credit.

The CBOT shall pay all of the Issuing Bank’s fees and charges associated with each Letter of Credit, including but not limited to the establishment, maintenance, extension, expiration, and payment of such Letters of Credit.

All payments to Agent for Plaintiff Class Counsel will be allocated to Plaintiff Class Counsel as they may separately agree and the CBOT assumes no responsibility or liability with respect to the acts of the Agent for Plaintiff Class Counsel. Plaintiff Class Counsel will seek no other fees or compensation for their services in the Minority Member Lawsuit from the Plaintiff Class, the Defendant Class, the CBOT or any other person other than those previously received from Minority Members and other than those provided for herein.

If Plaintiff Class Counsel sues the CBOT as a result of any breach of this Section 5, then the prevailing party in any such suit shall be entitled to collect its reasonable costs and attorneys’ fees from the other party (“Fee Shift”) except that if Plaintiff Class Counsel does not give the CBOT five business days’ notice of its intention to sue (during which time the CBOT shall have the opportunity to cure such breach), then Plaintiff Class Counsel shall not be able to Fee Shift.

If CBOT sues the Plaintiff Class Counsel as a result of any breach of this Section 5 other than a draw or attempt to draw in breach, then the prevailing party in any such suit shall be entitled to collect its reasonable costs and attorneys’ fees from the other party except that if the CBOT does not give Plaintiff Class Counsel five business days’ notice of its intention to sue (during which time the Plaintiff Class Counsel shall have the opportunity to cure such breach), then the CBOT shall not be able to Fee Shift.

If the CBOT sues Plaintiff Class Counsel due to a draw or attempt to draw in breach of this Section 5, then the prevailing party in any such suit shall be entitled to collect its reasonable costs and attorneys’ fees from the other party except that if the CBOT does not give Plaintiff Class Counsel notice of its intention to sue before the draw is effected (after which time Plaintiff Class Counsel shall have three business days to cure such breach), then the CBOT shall not be able to Fee Shift. The CBOT”s notice requirement in this paragraph shall not apply if Plaintiff Class Counsel fails to provide to CBOT Counsel notice of the intention to draw by messenger or facsimile at least three (3) business days prior to the affected draw as required by the other paragraphs of this Section 5.

6. Class Representative Compensation.

The Plaintiff Class Representatives will petition the Court for a compensation award for the services and risk assumed by them in the prosecution of the Minority Member Lawsuit, which has led to the entry of this Settlement Agreement. No such compensation shall be ordered to be paid by the CBOT or by the Defendant Class in the Minority Member Lawsuit, but shall be paid, if so ordered, only by the Minority Members. Such compensation award shall be limited to additional Equity Ownership Interests in the CBOT created by an affirmative vote by the CBOT’s members in favor of any Restructuring governed by this Settlement Agreement prior to the Sunset Date set forth in Section 11 and shall be held or received in the same form and manner as the CBOT Equity Ownership Interests held or received by all other CBOT members or membership interest holders in connection with any Restructuring pursuant to the terms hereof (e.g., Equity Ownership Interests in the CBOT “stapled” to memberships and membership interests if the Equity Ownership Interests in the CBOT of all other CBOT members and membership interest holders are so “stapled”). The Plaintiff Class Representatives will petition the Court and the CBOT will not object to the Plaintiff Class Representatives’ petition for or receipt of additional Equity Ownership Interests in the CBOT from the Plaintiff Class, in the amount of 0.10% of the CBOT’s total Equity Ownership Interests in the CBOT allocable to the CBOT’s members and membership interest holders in a Restructuring governed by this Settlement Agreement. The proposed compensation award of such Equity Ownership Interests in the CBOT among the Plaintiff Class Representatives, is subject to Court approval following notice to the Plaintiff Class and the Court. The amount of the total compensation award to be received by each Plaintiff Class Representative will be addressed in a petition to be filed by Plaintiff Class Counsel in connection with final approval of the Settlement Agreement and will be determined by the Court. In the event that this allocation among the individual Plaintiff Class Representatives is not determined by the Court, the CBOT’s obligations under this Section 6 shall be satisfied in full after it has taken appropriate actions to make available to the Plaintiff Class Representatives the aggregate amount of such compensation award ordered by the Court, subject to an agreed allocation among the five individual Plaintiff Class Representatives. The CBOT will act in good faith with respect to implementation of any such compensation award and to the extent a “common fund” is necessary to implement such a compensation award, the CBOT will take reasonable steps to create such a fund for such purposes. The compensation award to the Plaintiff Class Representatives shall be taken from the common fund of CBOT Equity Ownership Interests allocated to the Minority Members in connection with any Restructuring governed by this Settlement Agreement in the following manner: simultaneous with the allocation of such Equity Ownership Interests in the CBOT to the CBOT’s Full Members and Minority Members in connection with any Restructuring, the CBOT will allocate the 0.10% (or such other percentage or amount as the Court approves) of Equity Ownership Interests in the CBOT allocable to the CBOT members and membership interest holders in any such Restructuring to the Plaintiff Class Representatives (in addition to such amounts as they otherwise would be entitled to by virtue of their ownership of CBOT memberships or membership interests). Upon receipt of the 0.10% of the CBOT’s total Equity Ownership Interests contemplated by this Section 6(b), or such other amount as the Court approves, the Plaintiff Class Representatives will seek no other fees or compensation for their services in the Minority Member Lawsuit from the Plaintiff Class, the Defendant Class, the CBOT or any other person.

7. Ceres Distribution And Liquidation.

The Plaintiff Class agrees that it will not assert or seek to assert any right or claim or bring any action in law or equity to oppose either the (1) decision to dissolve and liquidate, including, without limitation, the timing of such a liquidation, or the dissolution of, the Ceres Trading Limited Partnership (“Ceres”) on December 31, 2003, or (2) distribution of the partnership assets of the aforesaid liquidation in accordance with Section 13.3 of the Second Amended and Restated Limited Partnership Agreement of Ceres Trading Limited Partnership dated September 8, 1997, as amended, provided that nothing in this paragraph shall be deemed a release or an agreement not to sue any person or entity with respect to any claims or potential claims by the Plaintiff Class or any member thereof relating to any issue or matter other than clauses (1) or (2) above, including but not limited to claims, if any, relating to whether any assets which are or were distributed by Ceres are or were properly attributable to or owned by Ceres, or relating to the propriety of any prior or future revenues paid in to Ceres from the CBOT or any other source, or relating to the propriety of any prior or future payment in any amount by the CBOT to Ceres, or relating to the propriety of any prior or future transfer of assets in any amount from the CBOT to Ceres. The CBOT estimates that the total amount of any future distributions of Ceres partnership assets will be approximately $70 million.

8. Further Assurances.

a. The parties will act in the utmost good faith to achieve the purposes of this Settlement Agreement.

b. In furtherance of the foregoing, but without limitation, the CBOT agrees that it will propose to allocate the Equity Ownership Interests in the CBOT as part of any Restructuring to give effect to the Settlement Allocation and Minority Allocation Ratio if and when proposals pertaining to any Restructuring are submitted to the CBOT members for their approval. The CBOT will not cause the allocation of Equity Ownership Interests in the CBOT described herein to be modified in any way following any member vote on Restructuring and prior to distribution of the Equity Ownership Interests in the CBOT. The CBOT will not take any action that will prejudice the interests or ability of the Minority Members to obtain the benefits provided by this Settlement Agreement. The CBOT will use commercially reasonable efforts to submit one or more proposals related to a Restructuring to a vote of the CBOT membership as soon as reasonably practicable following a Final Judgment Order coming into effect. The CBOT will include the Settlement Allocation and Minority Allocation Ratio among the proposals to be approved by the CBOT membership in connection with a Restructuring.

c. Promptly following execution of this Settlement Agreement, the Board of Directors of the CBOT will adopt a resolution, substantially in the form of Exhibit B, hereto, withdrawing any prior authorizations for the payment of attorneys’ fees or other costs or expenses and will not adopt any resolutions in the future authorizing the payment of attorneys’ fees or other costs or expenses to any current or future counsel for the Defendant Class Representatives, the Defendant Class or any member of the Defendant Class, for the further defense of the Minority Member Lawsuit (including, but not limited to, the prosecution or maintenance of any appeals, discovery, motion practice, hearings, trial or any other matter related to the Minority Member Lawsuit) or in connection with or related to any attempt to object to, interfere with or otherwise take a position inconsistent with the matters referenced in this Settlement Agreement (including, but not limited to, any opposition of any kind to the full implementation of this Settlement Agreement pursuant to its terms).

9. Releases and Indemnification.

The Plaintiff Class Representatives, on behalf of the Plaintiff Class, upon a Final Judgment Order coming into effectwill release all claims of any kind that they have or might have against the CBOT (including its directors, officers, employees, agents, counsel, consultants and committees) arising out of or related to the Minority Member Lawsuit or resolved by this Settlement Agreement, including, but not limited to, all claims based upon or arising out of any fact or circumstance from the beginning of time through the date of this Agreement relating to (a) the allocation of Equity Ownership Interests in the CBOT in connection with any Restructuring and (b) any transaction fees or surcharges, dues, assessments, or other charges of the same character imposed by the CBOT on the Minority Members; provided, however, notwithstanding the releases set forth above, the Minority Members and the CBOT retain the right to seek enforcement of this Settlement Agreement, with respect to which the Court will have continuing jurisdiction.

The CBOT (including its directors, officers, employees, agents, counsel, consultants and committees), upon a Final Judgment Order coming into effect, will release all claims it has or might have, including, but not limited to, fee shifting, against the Plaintiff Class Representatives (together with all persons who have been or in the future are designated to be class representatives on behalf of the Plaintiff Class in the Minority Member Lawsuit), the Plaintiff Class and Plaintiff Class Counsel arising out of or related to the Minority Member Lawsuit or resolved by this Settlement Agreement including, but not limited to, all claims based upon or arising out of any fact or circumstance from the beginning of time through the date of this Agreement relating to (a) the allocation of Equity Ownership Interests in the CBOT in connection with any Restructuring and (b) any transaction fees or surcharges, dues, assessments, or other charges of the same character imposed by the CBOT on the Minority Members. Provided, however, notwithstanding the releases set forth above, the Minority Members and the CBOT retain the right to seek enforcement of this Settlement Agreement, with respect to which the Court will have continuing jurisdiction.

The CBOT will defend, indemnify and hold harmless the Plaintiff Class Representatives (together with all persons who have been or in the future are designated to be class representatives on behalf of the Plaintiff Class in the Minority Member Lawsuit) and Plaintiff Class Counsel against any causes, actions, demands, claims, settlements and judgments of any kind made against them, and any fees, costs and expenses resulting therefrom, which causes, actions, demands, claims, settlements and judgments arise from or relate to the filing, prosecution or settlement of the Minority Member Lawsuit or the implementation of the this Settlement Agreement; provided, however, that this paragraph shall not apply to any fees, costs or expenses incurred by the Plaintiff Class Representatives or Plaintiff Class Counsel in defending the fairness of this Settlement Agreement in the Minority Member Lawsuit, including any appeals in connection therewith. In effectuating its duty to defend, the CBOT shall be allowed to select counsel of its choice subject to the reasonable consent of the Plaintiff Class Representatives and Plaintiff Class Counsel. It is the intent of the parties that the CBOT, so long as it performs its obligations under this paragraph, shall not be required to pay Plaintiff Class Counsel any additional attorneys’ fees or expenses except as otherwise provided in this Settlement Agreement. In connection with any efforts by the Plaintiff Class Representatives or Plaintiff Class Counsel to enforce this Section 9, the prevailing party in any such suit or proceeding shall be entitled to collect its reasonable costs and attorneys’ fees from the other party.

10. Court Retention of Jurisdiction.

The parties will request that the Court expressly retain jurisdiction of the Minority Member Lawsuit to enforce and construe all of the terms of this Settlement Agreement and that the Court retain jurisdiction to take all actions necessary to implement the terms of this Settlement Agreement.

11. Sunset Provision.

The parties agree that Sections 3 and 8(b) of this Settlement Agreement will be null and void and of no further force and effect, and impose no limitation or obligation on the part of either party, upon the date that is earliest to occur of: (a) completion of one or more

Restructuring(s) pursuant to which all of the Equity Ownership Interests in the CBOT have been allocated among the classes of CBOT members and membership interest holders in accordance with the Settlement Allocation and Minority Allocation Ratio, (b) three (3) years from the date of the first vote by CBOT members to approve any Restructuring, and (c) five (5) years from the date a Final Judgment Order comes into effect (“the Sunset Date”). It is understood and agreed that in a Restructuring that is completed as a merger, consolidation or other combination of the CBOT with an unaffiliated third-party, the condition described in clause (a) above shall be satisfied if all of the Equity Ownership Interests in the CBOT that are allocable to CBOT members and membership interest holders in connection with such Restructuring have been allocated among the classes of CBOT members and membership interest holders in accordance with the Settlement Allocation and Minority Allocation Ratio.

12. Implementation and Scheduling.

a. Settlement Certification and Notice Order. Immediately upon execution of this Settlement Agreement and the return of the mandate to the Court, Plaintiff Class Counsel and the CBOT shall jointly apply to the Court for entry of a Preliminary Approval and Scheduling Order that:

i. preliminarily approves this Settlement Agreement;

ii. schedules a Fairness Hearing to: (a) determine whether the settlement reflected in this Settlement Agreement should be approved as fair, adequate, and reasonable pursuant to 735 ILCS 5/2-806; and (b) enter an order, which is substantially in the form attached as Exhibit A hereto, or in such other form as a court may determine, (a) approving the settlement and permitting the consummation of this Settlement Agreement in accordance with all of its terms and provisions; (b) dismissing the Minority Member Lawsuit with prejudice; and (c) retaining jurisdiction to construe and enforce this Settlement Agreement;

iii. directs that on or before a date to be determined by the Court, a proposed Notice of the proposed settlement and the Fairness Hearing, substantially in the form attached as Exhibit C hereto (or in such other form and substance as the Court may determine), be mailed to all Plaintiff Class Members and Defendant Class Members by first class mail in an envelope bearing the return address of the CBOT, or that Notice be sent in such other manner and substance as the Court directs, with the entire cost of such notice borne by the CBOT as provided in this Settlement Agreement;

iv. provides that any Plaintiff Class Member or Defendant Class Member may request exclusion or may seek leave to intervene in these proceedings (Section 2-804) and further provides that any person who wishes to be excluded from the Plaintiff Class or Defendant Class pursuant to Section 2-804(b) of the Illinois Code of Civil Procedure, 735 ILCS 5/2-804(b), must submit a written request for exclusion, postmarked on or before a date to be determined by the Court, to Plaintiff Class Counsel and the Defendants’ Class Counsel, respectively, at addresses to be provided in the Notice. The request for exclusion shall seek exclusion from the Plaintiff Class or Defendant Class and shall include, in accordance with the Notice or Notices, (a) the Class Member’s name and address, (b) relevant identification information, (c) a statement that the Class Member has requested exclusion from the Class and (d) the signature of the Class Member;

v. provides that any Plaintiff Class Member or Defendant Class Member who objects to the approval of this Settlement Agreement may appear at the Fairness Hearing and show cause why this Settlement Agreement should not be approved as fair, reasonable, adequate pursuant to 735 ILCS 5/2-806 and why a Final Judgment Order should not be entered, and further providing that any objections must be in writing, and must be both filed with the Court and copies delivered to all attorneys listed in Section 13(a) in the manner set forth in the Preliminary Approval and Scheduling Order; and

vi. provides that no persons other than Plaintiff Class Members and Defendant Class Members may serve and file written objections, that no Plaintiff Class Member or Defendant Class Member shall be entitled in any way to contest the approval of the terms and conditions of this Settlement Agreement or the judgment to be entered thereon except by filing and serving written objections in accordance with the provisions of subparagraph (iv) above, and that any Plaintiff Class Member or Defendant Class Member who fails timely to make those objections in accordance with the provisions of subparagraph (iv) above shall be deemed to have waived, and shall be foreclosed forever, from making any objections to this Settlement Agreement or the Final Judgment Order.

b. Receipt of Requests for Exclusion from the Plaintiff or Defendant Class. Plaintiff Class Counsel and Defendant Class Counsel shall deliver to each other and to CBOT Counsel copies of all requests for exclusion from the Plaintiff or Defendant Class, by overnight mail, courier service or personal delivery, for receipt by that counsel not later than the second (2nd) business day after receipt thereof by Plaintiff Class Counsel or Defendant Class Counsel.

c. Fairness Hearing. The Fairness Hearing shall commence on a date to be determined by the Court, and in such place as the Court shall determine. In connection with the Fairness Hearing, the parties shall file such papers with the Court as their counsel or the Court determines to be necessary. At or before the Fairness Hearing, proof of mailing of the Notice shall be filed by the CBOT with the Court.

d. Cooperation Among the Parties. The parties and their counsel agree to cooperate in the prompt submission of this Settlement Agreement to the Court, to take all steps that may be required by the Court, and otherwise to use their best efforts to, as expeditiously as possible, consummate this Settlement Agreement, including but not limited to the entry of a Final Judgment Order, substantially in the form of Exhibit A hereto, or in such other form as the Court may determine.

13. Miscellaneous.

a. Notices. Notices submitted by Plaintiff Class Members or Defendant Class Members relating to exclusion from their class should be as designated in the Notice approved by the Court. Any and all other notices, requests, consents, directives or communications by any party intended for any other party shall be in writing and shall, unless expressly provided otherwise herein, be given personally, by express courier, by postage prepaid mail or by facsimile followed by postage prepaid mail, and shall be addressed as follows:

To Plaintiff Class:

Barry S. Rosen Lowell E. Sachnoff Henry Pietrkowski Sachnoff & Weaver, Ltd. 30 South Wacker Drive 29th Floor Chicago, IL 60606	Fay Clayton Robinson Curley & Clayton, PC 300 South Wacker Drive Suite 1700 Chicago, IL 60606

To Defendant Class:

Garrett B. Johnson Kirkland & Ellis 200 East Randolph Drive Chicago, IL 60601

To CBOT:

Kevin M. Forde

Joanne R. Driscoll

Kevin M. Forde, Ltd.

111 West Washington Street

Suite 1100

Chicago, IL 60602

Carol A. Burke

Executive Vice President and Chief of Staff,

Board of Trade of the City of Chicago, Inc.

141 West Jackson Boulevard

Suite 600

Chicago, IL 60604

Peter B. Carey Law Offices of Peter B. Carey 11 South LaSalle Street Suite 1600 Chicago, IL 60603

Any one of the counsel may, from time to time, change the address to which such notices, request, consents, directives or communications are to be mailed, by giving the other counsel prior written notice of the changed address in the manner hereinabove provided ten calendar days before the change is effective.

b. Successors and Assigns. This Settlement Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, assigns, executors, administrators, heirs and legal representatives, as the case may be; provided, however, that no assignment by any of the parties hereto shall operate to relieve that party of its obligations hereunder unless otherwise provided specifically herein.

c. Counterparts. This Settlement Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

d. Sole and Entire Agreement: Modification. This Settlement Agreement and its exhibits constitute the sole and entire agreement among the parties hereto with respect to the subject matter hereof, and no representations, warranties, inducements, promises or agreements, oral or otherwise not embodied or incorporated herein, have been made concerning or in connection with this Settlement Agreement or its exhibits. Any and all prior discussions, negotiations, agreements (including the Memorandum of Understanding executed on January 21, 2004), commitments and understandings relating thereto are superseded hereby. The provisions of this Settlement Agreement (including any time periods specified herein) may be modified by written agreement of all of the parties with the consent of the Court without further notice to the Plaintiff Class or Defendant Class. The terms or provisions of this Settlement Agreement may not be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by all parties. Any failure by any party to insist upon the strict performance by any other party of any of the provisions of this Settlement Agreement shall not be deemed a waiver of any of the provisions hereof, and that party, notwithstanding that failure, shall have the right thereafter to insist upon the strict performance of any and all of the provisions of this Settlement Agreement to be performed by the other party.

e. Benefit. Nothing in this Settlement Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Settlement Agreement on any persons other than (i) the parties hereto, (ii) the members of the Plaintiff Class and their respective successors and assigns and (iii) all other members of the CBOT, nor shall any provision given any other persons any right of subrogation or action over or against any party to this Settlement Agreement, except as expressly provided herein.

f. Captions. The captions contained in this Settlement Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this Settlement Agreement or the intent of any provision hereof.

g. Governing Law, Jurisdiction and Venue. This Settlement Agreement, including, but not limited to, the release contained herein, shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to its conflict of laws principles. This Settlement Agreement shall be first enforced in the Court. The parties waive any objection that each of them may now have or hereafter have to the venue of any such suit, action or proceeding and irrevocably consent to the jurisdiction of the Court in any such suit, action or proceeding and agree to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding.

h. No Admission. This Settlement Agreement and all papers relating to it are not, and shall not be construed to be, an admission by any party of either the validity of any of the claims or defenses asserted in the Minority Member Lawsuit or of liability with respect to any claims of any wrongdoing by them whatsoever. Nor shall this Settlement Agreement nor any of the papers, negotiations, transactions or proceedings relating thereto, nor any of the terms hereof or recitations herein, be offered or received in evidence in any civil, criminal, arbitration or administrative action or proceeding as an admission on the part of the parties, or any of them, of wrongdoing or liability or of the merit or lack of merit of any claim or defense. Without limiting the generality of the foregoing, the CBOT (including the members of the CBOT’s board of directors) denies that it or any member of the CBOT is/are liable for any reason to any of the Plaintiff Class Members in the Minority Member Lawsuit.

i. Arm’s-Length Negotiations and Interpretation of Settlement Agreement. This Settlement Agreement, including the exhibits attached hereto, was executed after arm’s-length negotiations among the parties. This Settlement Agreement shall not be construed more strictly against one party than another merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that, because of the arm’s-length negotiations described above, all parties hereto have contributed substantially and materially to the preparation of this Settlement Agreement.

j. Terminology and Construction. All personal pronouns used in this Settlement Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural and vice versa.

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14. Authority.

The persons signing below represent that they have full authority to sign this Settlement Agreement on behalf of the parties for whom they are signing.

SO AGREED, this 6th day of February, 2004.

PLAINTIFF CLASS REPRESENTATIVES	CBOT

/S/ TIMOTHY FELDHEIM TIMOTHY FELDHEIM	/S/ BERNARD W. DAN BERNARD W. DAN PRESIDENT & CHIEF EXECUTIVE OFFICER

/S/ VIRGINIA MCGATHEY VIRGINIA McGATHEY	/S/ CHARLES P. CAREY CHARLES P. CAREY CHAIRMAN OF THE BOARD

/S/ RICK OLSWANGER RICK OLSWANGER

/S/ JOHN ZAWASKI JOHN ZAWASKI

/S/ DAVID BARTELSTEIN DAVID BARTELSTEIN

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